L:\secfiles\11-K\gmac_93\sip1.doc 2

                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549-1004
                                      FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- - ---
    ACT OF 1934

For the fiscal year ended December 31, 1993
                          -----------------

                 OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- - ---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-10665
                       --------



                            THE GMAC MORTGAGE CORPORATION
                               SAVINGS INCENTIVE PLAN
                         -----------------------------------
                              (Full title of the plan)


                             General Motors Corporation
                   767 Fifth Avenue, New York, New York 10153-0075
                 3044 West Grand Blvd., Detroit, Michigan 48202-3091
                 ---------------------------------------------------
                 (Name of issuer of the securities held pursuant to
                      the plan and the address of its principal
                                 executive offices)



Registrant's telephone number, including area code (313) 556-5000

       Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                                David J. FitzPatrick
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                3044 West Grand Blvd.
                                                Detroit, Michigan  48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- - --------------------------------

(a)  FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES
     ------------------------------------------------------

                                                                     Page No.
                                                                     --------
     The GMAC Mortgage Corporation Savings Incentive Plan:
         Independent Auditors' Report ............................      3
         Statements of Net Assets Available for Benefits,
           December 31, 1993 and 1992 ............................      4
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1993
           and 1992 ..............................................      6
         Notes to Financial Statements ...........................      8
         Supplemental schedules:
           Item 27a-Schedule of Assets Held for Investment
             Purposes, December 31, 1993..........................     14
           Item 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1993.........................     14
         Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Consent of Independent Auditors ................     15





SIGNATURE


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               THE GMAC MORTGAGE CORPORATION
                                               SAVINGS INCENTIVE PLAN
                                               -----------------------------
                                                      (Name of Plan)



Date     June 29, 1994                By
         -------------
                                               s/Michael D. Mangan
                                               -----------------------------
                                               (Michael D. Mangan,
                                                Executive Vice President and
                                                Chief Financial Officer,
                                                GMAC Mortgage Corporation)

INDEPENDENT AUDITORS' REPORT
- - ----------------------------

The GMAC Mortgage Corporation Savings Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of The GMAC Mortgage Corporation Savings Incentive Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by Plan option is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits of the individual Plan options and is not a required part of the basic financial statements. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1993 and (2) reportable transactions for the year ended December 31, 1993 are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by Plan option and the supplemental schedules are the responsibility of the Plan's management. Such supplemental information by Plan option and supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


s/DELOITTE & TOUCHE
DELOITTE & TOUCHE

Detroit, Michigan
June 17, 1994

                                            THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1993
                                                        SUPPLEMENTAL INFORMATION
                                                    ---------------------------------
                                                                   COMMON
                                                     GUARANTEED     STOCK     BALANCED
                                                      LONG-TERM     FUND      ACCOUNT
                                          TOTAL        OPTION      OPTION      OPTION
                                       -----------  -----------  ---------- ----------
Investments (Notes 2 and 7):
  Guaranteed Long-Term Account         $18,881,806  $18,881,806          $-         $-
  Stock Market Index Account             6,512,715            -   6,512,715          -
  Balanced Account                       3,218,843            -           -  3,218,843
  Guaranteed Government Securities
    Account                                776,163            -           -          -
  CoreStates Financial Corp.
    Common Stock Account                   629,299            -           -          -
  General Motors $1-2/3 Par Value
    Common Stock Account                10,399,416            -           -          -
                                       -----------  -----------  ---------- ----------
Total investments                       40,418,242   18,881,806   6,512,715  3,218,843
Loans receivable (Note 8)                1,963,680            -           -          -
Interest bearing deposits                  152,992            -           -          -
Contributions and rollovers receivable     710,431      176,402     133,806     71,514
Transfers due from (to) other funds              -     (34,761)      59,991     65,782
Cash                                        41,703            -           -          -
                                       -----------  -----------  ---------- ----------
Total assets available for benefits     43,287,048   19,023,447   6,706,512  3,356,139
Due to plan sponsor                       (65,548)        (656)     (1,554)          -
                                       -----------  -----------  ---------- ----------
Net assets available for benefits      $43,221,500  $19,022,791  $6,704,958 $3,356,139
                                       ===========  ===========  ========== ==========


                                                     SUPPLEMENTAL INFORMATION
                                       ----------------------------------------------------
                                                   CORESTATES    GENERAL MOTORS
                                                    FINANCIAL        $1-2/3
                                       GUARANTEED      CORP.       PAR VALUE
                                       SHORT-TERM  COMMON STOCK   COMMON STOCK      LOAN
                                         OPTION       OPTION         OPTION         FUND
                                       ----------  ------------  --------------  ----------
Investments (Notes 2 and 7):
  Guaranteed Long-Term Account                 $-           $-             $-           $ -
  Stock Market Index Account                    -            -              -             -
  Balanced Account                              -            -              -             -
  Guaranteed Government Securities
    Account                               776,163            -              -             -
  CoreStates Financial Corp.
    Common Stock Account                        -      629,299              -             -
  General Motors $1-2/3 Par Value
    Common Stock Account                        -            -     10,399,416             -
                                         --------     --------    -----------    ----------
Total investments                         776,163      629,299     10,399,416             -
Loans receivable (Note 8)                       -            -              -     1,963,680
Interest bearing deposits                       -            -        152,992             -
Contributions and rollovers receivable     12,742            -        315,967             -
Transfers due from (to) other funds       (8,172)            -       (82,840)             -
Cash                                            -           35         41,668             -
                                         --------     --------    -----------    ----------
Total assets available for benefits       780,733      629,334     10,827,203     1,963,680
Due to plan sponsor                             -            -       (63,338)             -
                                         --------     --------    -----------    ----------
Net assets available for benefits        $780,733     $629,334    $10,763,865    $1,963,680
                                         ========     ========    ===========    ==========

See Notes to Financial Statements.

                                            THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1992
                                                        SUPPLEMENTAL INFORMATION
                                                    ---------------------------------
                                                                   COMMON
                                                     GUARANTEED     STOCK    BALANCED
                                                      LONG-TERM     FUND     ACCOUNT
                                          TOTAL        OPTION      OPTION     OPTION
                                       -----------  -----------  ----------  --------
Investments (Notes 2 and 7):
  Guaranteed Long-Term Account         $16,381,869  $16,381,869          $-        $-
  Stock Market Index Account             3,873,513            -   3,873,513         -
  Balanced Account                         822,603            -           -   822,603
  Guaranteed Government Securities
    Account                                922,905            -           -         -
  CoreStates Financial Corp.
    Common Stock Account                   662,707            -           -         -
  General Motors $1-2/3 Par Value
    Common Stock Account                 5,643,008            -           -         -
                                       -----------  -----------  ----------  --------
Total investments                       28,306,605   16,381,869   3,873,513   822,603
Loans receivable (Note 8)                1,543,568            -           -         -
Interest bearing deposits                   37,974            -           -         -
Contributions and rollovers receivable     598,888      276,407      65,425    23,089
Transfers due from (to) other funds              -      628,146   (349,803)    23,218
Cash                                        19,419            -           -         -
                                       -----------  -----------  ----------  --------
Total assets available for benefits     30,506,454   17,286,422   3,589,135   868,910
Due to plan sponsor                       (44,028)      (2,122)     (1,191)         -
                                       -----------  -----------  ----------  --------
Net assets available for benefits      $30,462,426  $17,284,300  $3,587,944  $868,910
                                       ===========  ===========  ==========  ========

                                                     SUPPLEMENTAL INFORMATION
                                       ----------------------------------------------------
                                                    CORESTATES   GENERAL MOTORS
                                                    FINANCIAL        $1-2/3
                                       GUARANTEED      CORP.       PAR VALUE
                                       SHORT-TERM  COMMON STOCK   COMMON STOCK       LOAN
                                         OPTION       OPTION         OPTION          FUND
                                       ----------  ------------  --------------    --------
Investments (Notes 2 and 7):
  Guaranteed Long-Term Account                 $-           $-             $-            $-
  Stock Market Index Account                    -            -              -             -
  Balanced Account                              -            -              -             -
  Guaranteed Government Securities
    Account                               922,905            -              -             -
  CoreStates Financial Corp.
    Common Stock Account                        -      662,707              -             -
  General Motors $1-2/3 Par Value
    Common Stock Account                        -            -      5,643,008             -
                                         --------     --------     ----------     ---------
Total investments                         922,905      662,707      5,643,008             -
Loans receivable (Note 8)                       -            -              -     1,543,568
Interest bearing deposits                       -            -         37,974             -
Contributions and rollovers receivable     23,237            -        210,730             -
Transfers due from (to) other funds     (126,734)            -      (174,827)             -
Cash                                            -           56         19,363             -
                                         --------     --------     ----------    ----------
Total assets available for benefits       819,408      662,763      5,736,248     1,543,568
Due to plan sponsor                       (1,683)            -       (39,032)             -
                                         --------     --------     ----------    ----------
Net assets available for benefits        $817,725     $662,763     $5,697,216    $1,543,568
                                         ========     ========     ==========    ==========
See Notes to Financial Statements.

                                            THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    FOR THE YEAR ENDED DECEMBER 31, 1993
                                                        SUPPLEMENTAL INFORMATION
                                                    ----------------------------------
                                                                   COMMON
                                                     GUARANTEED     STOCK    BALANCED
                                                      LONG-TERM     FUND     ACCOUNT
                                          TOTAL        OPTION      OPTION     OPTION
                                       -----------  -----------  ---------- ----------
Interest and dividends (Note 2)         $1,655,134   $1,337,070          $-         $-
                                       -----------  -----------  ---------- ----------
Net appreciation (depreciation) on
  assets held, sold, or distributed
  to participants (Note 2)               5,503,212      644,288     400,189     71,025
                                       -----------  -----------  ---------- ----------
Contributions (Note 3):
  Employee                               4,484,988    2,329,821     949,291    449,973
  Employer                               3,082,619            -           -          -
                                       -----------  -----------  ---------- ----------
Total contributions                      7,567,607    2,329,821     949,291    449,973
                                       -----------  -----------  ---------- ----------
Distributions to participants (Note 5) (1,944,289)    (871,762)   (235,989)  (222,431)
                                       -----------  -----------  ---------- ----------
Forfeitures                              (149,749)      (9,778)     (6,020)    (5,403)
                                       -----------  -----------  ---------- ----------
Rollovers (Note 1)                         200,072      107,076      34,920     34,548
                                       -----------  -----------  ---------- ----------
Administrative Expenses                   (72,913)     (59,397)     (9,194)    (2,412)
                                       -----------  -----------  ---------- ----------
Transfers among investment options
  (Note 8)                                       -  (1,738,827)   1,983,817  2,161,929
                                       -----------  -----------  ---------- ----------
Increase (decrease) in net assets
  available for benefits during the
  year                                  12,759,074    1,738,491   3,117,014  2,487,229
Net assets available for benefits
  at beginning of year                  30,462,426   17,284,300   3,587,944    868,910
                                       -----------  -----------  ---------- ----------
Net assets available for benefits
  at end of year                       $43,221,500  $19,022,791  $6,704,958 $3,356,139
                                       -----------  -----------  ---------- ----------


                                                     SUPPLEMENTAL INFORMATION
                                       ----------------------------------------------------
                                                    CORESTATES   GENERAL MOTORS
                                                    FINANCIAL        $1-2/3
                                       GUARANTEED      CORP.       PAR VALUE
                                       SHORT-TERM  COMMON STOCK   COMMON STOCK       LOAN
                                         OPTION       OPTION         OPTION          FUND
                                       ----------  ------------  --------------  ----------
Interest and dividends (Note 2)               $-       $26,153       $167,802     $124,109
                                        --------      --------    -----------   ----------
Net appreciation (depreciation) on
  assets held, sold, or distributed
  to participants (Note 2)                22,624      (59,352)      4,424,438            -
                                        --------      --------    -----------   ----------
Contributions (Note 3):
  Employee                               230,184             -        525,719            -
  Employer                                     -             -      3,082,619            -
                                        --------      --------    -----------   ----------
Total contributions                      230,184             -      3,608,338            -
                                        --------      --------    -----------   ----------
Distributions to participants (Note 5)  (75,868)         (230)      (503,038)     (34,971)
                                        --------      --------    -----------   ----------
Forfeitures                                  (1)             -      (128,547)            -
                                        --------      --------    -----------   ----------
Rollovers (Note 1)                         2,281             -         21,247            -
                                        --------      --------    -----------   ----------
Administrative Expenses                  (1,910)             -              -            -
                                        --------      --------    -----------   ----------
Transfers among investment options
  (Note 8)                             (214,302)             -    (2,523,591)      330,974
                                        --------      --------    -----------   ----------
Increase (decrease) in net assets
  available for benefits during the
  year                                  (36,992)      (33,429)      5,066,649      420,112
Net assets available for benefits
  at beginning of year                   817,725       662,763      5,697,216    1,543,568
                                        --------      --------    -----------   ----------
Net assets available for benefits
  at end of year                        $780,733      $629,334    $10,763,865   $1,963,680
                                        --------      --------    -----------   ----------
See Notes to Financial Statements.

                                            THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    FOR THE YEAR ENDED DECEMBER 31, 1992
                                                        SUPPLEMENTAL INFORMATION
                                                    ----------------------------------
                                                                   COMMON
                                                     GUARANTEED     STOCK    BALANCED
                                                      LONG-TERM     FUND     ACCOUNT
                                          TOTAL        OPTION      OPTION     OPTION
                                       -----------  -----------  ---------- ----------
Interest and dividends (Note 2)         $1,652,899   $1,280,771         $99         $7
                                       -----------  -----------  ----------   --------
Net appreciation on assets held,
  sold, or distributed to
  participants (Note 2)                    679,009            -     168,272     49,348
                                       -----------  -----------  ----------   --------
Contributions (Note 3):
  Employee                               3,572,778    1,995,277     806,332    159,081
  Employer                               2,558,829            -           -          -
                                       -----------  -----------  ----------   --------
Total contributions                      6,131,607    1,995,277     806,332    159,081
                                       -----------  -----------  ----------   --------
Distributions to participants (Note 5) (1,633,243)    (994,778)   (180,155)   (10,703)
                                       -----------  -----------  ----------   --------
Forfeitures                               (72,502)      (4,180)     (2,654)          -
                                       -----------  -----------  ----------   --------
Rollovers (Note 1)                         484,148      383,531      29,976     36,652
                                       -----------  -----------  ----------   --------
Administrative Expenses                   (55,649)     (44,676)     (8,042)      (751)
                                       -----------  -----------  ----------   --------
Transfers among investment options
  (Note 8)                                       -    1,227,068   (476,606)    452,535
                                       -----------  -----------  ----------   --------
Increase (decrease) in net assets
  available for benefits during the year 7,186,269    3,843,013     337,222    686,169
Net assets available for benefits
  at beginning of year                  23,276,157   13,441,287   3,250,722    182,741
                                       -----------  -----------  ----------   --------
Net assets available for benefits
  at end of year                       $30,462,426  $17,284,300  $3,587,944   $868,910
                                       -----------  -----------  ----------   --------


                                                     SUPPLEMENTAL INFORMATION
                                       ----------------------------------------------------
                                                    CORESTATES   GENERAL MOTORS
                                                    FINANCIAL        $1-2/3
                                       GUARANTEED      CORP.       PAR VALUE
                                       SHORT-TERM  COMMON STOCK   COMMON STOCK       LOAN
                                         OPTION       OPTION         OPTION          FUND
                                       ----------  ------------  --------------  ----------
Interest and dividends (Note 2)              $31       $22,753       $224,533     $124,705
                                        --------      --------     ----------   ----------
Net appreciation on assets held,
  sold, or distributed to
  participants (Note 2)                   29,975       106,483        324,931            -
                                        --------      --------     ----------   ----------
Contributions (Note 3):
  Employee                               228,257             -        383,831            -
  Employer                                     -             -      2,558,829            -
                                        --------      --------     ----------   ----------
Total contributions                      228,257             -      2,942,660            -
                                        --------      --------     ----------   ----------
Distributions to participants (Note 5)  (34,970)       (1,128)      (348,232)     (63,277)
                                        --------      --------     ----------   ----------
Forfeitures                              (1,683)             -       (63,985)            -
                                        --------      --------     ----------   ----------
Rollovers (Note 1)                        25,285             -          8,704            -
                                        --------      --------     ----------   ----------
Administrative Expenses                  (2,180)             -              -            -
                                        --------      --------     ----------   ----------
Transfers among investment options
  (Note 8)                             (323,457)             -    (1,184,088)      304,548
                                        --------      --------     ----------   ----------
Increase (decrease) in net assets
  available for benefits during the year(78,742)       128,108      1,904,523      365,976
Net assets available for benefits
  at beginning of year                   896,467       534,655      3,792,693    1,177,592
                                        --------      --------     ----------   ----------
Net assets available for benefits
  at end of year                        $817,725      $662,763     $5,697,216   $1,543,568
                                        --------      --------     ----------   ----------

See Notes to Financial Statements.


THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992
- - -----------------------------------------------------------------------------

1.  INFORMATION CONCERNING THE PLAN

    The GMAC Mortgage Corporation Savings Incentive Plan (the "Plan") was adopted by action of the Board of Directors of GMAC Mortgage Corporation (the "Company") on April 30, 1986. The Plan was amended and completely restated effective January 1, 1989 to comply with the Tax Reform Act of 1986. The Plan was again amended and completely restated effective
    July 1, 1990 to effect administrative changes, primarily related to the allocation of forfeitures. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

    The Plan is a defined contribution plan with a cash or deferred arrangement for Employees of the Company, its participating subsidiaries and any related entities electing to adopt the Plan. The Employees may elect to participate and must meet certain eligibility requirements. Subsidiaries or related entities participating in the Plan include:

                   GMAC Capital Corporation (through June 30, 1993) GMAC Mortgage Corporation of PA
                   GMAC Mortgage Corporation of Iowa
                   GMAC Associates, Inc.
                   Residential Funding Corporation

   The Plan is sponsored and administered by the Company. At December 31, 1993, all assets were held in trust at either CoreStates Financial Corp. or by Connecticut General Life Insurance Company.

   A general description of Plan provisions is incorporated in the notes which follow. A Summary Plan Description, providing a more extensive description of Plan provisions, has been published and is available to participants in the Plan.

2.     SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   . Investment transactions are recorded on the trade date and investment balances are stated at fair value which has been determined as follows:

         .. Assets invested in common stocks and pooled separate accounts are carried at quoted market price.

         .. Assets invested in unallocated insurance contracts are carried at principal contributed plus interest credited.

   . Realized and unrealized gains and losses are computed based on the fair value of investments at the beginning of the Plan year.

   . Dividends and interest are included in income when earned based on the term of the investments and the periods during which the investments are owned by the Plan.

   . Balances in the loan fund are carried at the principal balance outstanding.

   . Certain amounts in the 1992 Financial Statements have been reclassified to conform with the 1993 presentation.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

3.     CONTRIBUTIONS TO THE PLAN

   Employees may elect to contribute to the Plan on a pre-tax basis, in even multiples of 1% of base compensation, up to 9% of compensation (subject to a limit of $8,994 and $8,728, respectively, for the years ended
   December 31, 1993 and 1992). The Employee contribution limitation is adjusted annually for cost of living increases to the extent permitted by the Internal Revenue Code of 1986, as amended (the "Code"). The Company will match an Employee's contribution up to 6% of compensation, provided the amount does not exceed $3,000. Annual additions to an Employee's account are subject to certain limitations imposed by the Plan. Based on the Employee's election, such contributions can be directed to any of several investment options (see Note 7). Employees may elect to change contribution elections at the beginning of each quarter.

4.     VESTING

   Two pre-tax basis accounts are maintained for each participating Employee. The Salary Reduction Account consists of a participant's contributions and is fully vested. The Matching Account consists of the Company's contributions. A participant's Matching Account accrued balance is 20% vested after one year of credited service and increases 20% per year thereafter until fully vested.

   While the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, each participant's Matching Account becomes fully vested to the extent of the amount in the participant's Matching Account.

5.     DISTRIBUTIONS

   Participants may withdraw their vested assets at any time after ter-mination of employment. Prior to termination of employment, the assets may only be withdrawn because of Disability or financial hardship. Participants may elect to receive their withdrawal in either a lump-sum payment, by purchase of various annuities or over various periods of time. Participants may also elect a distribution of shares of stock to the extent shares have been credited to their account. Participants also have the option of borrowing against their vested balances in an amount up to 50% of the participant's accrued vested benefit as determined on the valuation date, or $50,000, whichever is less (see Note 8).

6.     FORFEITURES

   Participant forfeitures are utilized to reduce subsequent Company contributions. Upon termination, the nonvested portion of the participant's Matching Account is forfeited.

7.     INVESTMENT OPTIONS

   Participants can direct the Savings Incentive Plan Committee to make investments of Employee contributions in the Investment Options described below:

      Guaranteed Long-Term Option - A fixed income fund with principal investments of the fund in intermediate-term bonds and commercial mortgages.

      Common Stock Fund Option - To provide investors with long-term growth of capital and income.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN


      Balanced Account Option - Designed to maximize long-term return and reduce overall portfolio risk through a mix of common stocks, bonds and money market investments.

      Guaranteed Short-Term Option - An actively managed short-term fixed-income account that provides a full guarantee by an insurance company of principal and net credited interest.

      The CoreStates Common Stock option is the residual of the former
       Colonial Companies Savings Incentive Plan (which became the Plan in
       1986). Activity is limited to the reinvestment of earnings and participant distributions.

      General Motors $1-2/3 Par Value Common Stock Option.

   The Guaranteed Government Securities account was added as an investment effective January 1, 1992 and the Guaranteed Short-Term account was discontinued. All funds were reallocated from the Guaranteed Short-Term account to the Guaranteed Government Securities account in January 1992, unless otherwise indicated by the participant.

   The Stock Market Index account was added as an investment effective December 31, 1992 and the Variable (Common Stock) account was discontinued. All funds were reallocated from the Variable (Common Stock) account to the Stock Market Index account unless otherwise indicated by the participant.

   The Balanced Account option was added as an investment option for contributions effective January 1, 1992. On December 31, 1991, participants were permitted to transfer or rollover investments into the Balanced Account.

   Contributions to each participant's Matching Account are invested in General Motors $1-2/3 par value common stock.

   Participants may change allocations among options in 5% increments quarterly. In addition, participants may elect to transfer, in 5% increments, balances from one or more investment options to another quarterly.

   There were 3,983 and 2,944 Employees eligible to participate in the Plan as of December 31, 1993 and 1992, respectively. A total of 2,151 and 1,758 Employees were actively participating in the Plan as of December 31, 1993 and 1992, respectively.

   The number of participants in each Investment Option as of December 31, 1993 and 1992 is shown below. The sum of participation by Investment Option is greater than the total number of Plan participants because participation is allowed in more than one option.

    Option                                            1993      1992
    ------                                           -----      ----

    Guaranteed Long-Term                             1,985     1,699
    Common Stock Fund                                1,127       792
    Balanced Account                                   663       295
    Guaranteed Short-Term                              442       441
    CoreStates Financial Corp. Common Stock             30        30
    General Motors $1-2/3 Par Value Common Stock     1,888     1,681

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN


    The number of units credited to participants and the net asset value (NAV) of each unit at December 31, 1993 and 1992 are as follows:

                                            1993                 1992
                                     -------------------  -------------------
                                     Number of   NAV Per  Number of   NAV Per
    Investment                         Units      Unit      Units      Unit
    ----------                       ----------  -------  ----------  -------

    Guaranteed Long-Term Account     19,022,791   $1.000  17,284,300   $1.000
    Stock Market Index Account        6,704,958    1.000   3,587,944    1.000
    Balanced Account                  3,356,139    1.000     868,910    1.000
    Guaranteed Government Securities
      Account                           780,733    1.000     817,725    1.000
    CoreStates Financial Corp.
      Common Stock                       24,088   26.126      11,601   57.130
    General Motors $1-2/3 Par Value
      Common Stock                      189,511   56.798     173,374   32.861

8.  LOANS RECEIVABLE FROM PARTICIPANTS

    Active participants in the Plan are generally eligible to borrow from the Plan up to the lesser of $50,000 or 50% of the participant's vested account balance. Interest on participant loans is determined by the Plan Administrator based on rates offered by commercial lenders for similar type loans. Loan repayments are in level monthly installments over a term not to exceed five years. Loans are funded through the liquidation of the participants' related investments. Repayments of principal are reinvested based upon the participant's current investment options. During the year ended December 31, 1993, there were approximately $1,359,000 and $1,028,000 of new borrowings and principal repayments, respectively. At December 31, 1993, there were 463 loans outstanding with an average balance and interest rate of $4,241 and 7.94%, respectively.

    Two employees of the Company serving indirectly as Plan Administrators also serve as Trustees for the notes securing the Plan's loans receivable. Loan activity for these individuals for the years ended December 31, 1993 and 1992 is as follows:

                                           1993       1992
                                         --------   --------

    New Loans                                  $-     $8,000
    Principal Repayments                    3,303      3,037
    Average Balance at December 31          2,025      3,676
    Average Rate                           8.765%     8.615%

9.  FEDERAL INCOME TAX

    The Plan Administrator has received a favorable determination letter dated April 11, 1988 indicating that the Plan met the qualification requirements of Sections 401(a) and 401(k) of the Code, and its related trust is exempt from Federal income tax as provided under Section 501(a) of the Code.
   This determination was made prior to the Plan's amendment to comply with the Tax Reform Act of 1986 and subsequent legislation.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN


10. RELATED PARTY TRANSACTIONS

    Advisory, auditing and accounting services are paid for by the Company on behalf of the Plan. Costs for such outside services amounted to approximately $159,000 and $128,000 during the years ended December 31, 1993 and 1992, respectively.

    The Plan has invested in common stock of General Motors Corporation ("GM"), the indirect parent of the Company. See Note 7 for certain financial information. During the years ended December 31, 1993 and 1992, the Plan had the following GM stock transactions:

                                              1993          1992
                                           ----------    ----------

    Total dollar amount of purchases       $3,564,715    $3,009,165
    Total dollar amount of sales            3,184,140     1,373,600

11. BENEFITS PAYABLE

    Amounts allocated to former employees who have withdrawn from participation in the earnings and operation of the Plan which have not been disbursed as of December 31, 1993 were approximately $26,600. At December 31, 1992, $78,500 had not been fully distributed.

12. CHANGE OF INVESTMENT MANAGER

    The Savings Incentive Plan Committee approved the change of the Plan's investment manager from Connecticut General Life Insurance Company ("CIGNA") to Fidelity Management Trust Company ("Fidelity"). Participants' accounts at CIGNA were frozen as of November 30, 1993. Employee and employer contributions for December 1993 were deposited with Fidelity as directed by the participants. The balances of participant accounts invested at CIGNA were liquidated and transferred to Fidelity on January 14, 1994. As the result of the termination of the contract with CIGNA, a one time gain of $644,288 was recognized in the Guaranteed Long-Term account. This gain was allocated to participants in this option as of December 31, 1993.

    Investment options available through the new investment manager are as follows:

      Retirement Government Money Market Portfolio - The fund seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities, and in repurchase agreements secured by these obligations. All funds were transferred from the CIGNA Guaranteed Government Securities Account to the Fidelity Retirement Government Money Market Portfolio unless otherwise directed by the participant.

      Managed Income Portfolio - The fund seeks to preserve capital and provide a competitive level of income over time. It purchases high-quality short- and long-term investments from insurance companies and banks, "synthetics" (secured agreements where the purchaser buys high-quality debt obligations and arranges for a third party to provide for a stable value and benefit payments), and a short-term money market position to provide liquidity. All funds were transferred from the CIGNA Guaranteed Long-Term Account to the Fidelity Managed Income Portfolio unless otherwise directed by the participant.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN


      Fidelity Ginnie Mae Portfolio - The fund seeks a high level of current income by investing primarily in Ginnie Mae securities and other securities that are guaranteed by the full faith and credit of the U.S. Government. Assets not invested in Ginnie Maes may be invested in any type of U.S. or foreign debt or other income producing investments.

      Fidelity Asset Manager - The fund seeks a high total return with reduced risk over the long term by allocating its assets among domestic and foreign equities, bonds and short-term instruments. All funds were transferred from the CIGNA Balanced Account to the Fidelity Asset Manager Portfolio unless otherwise directed by the participant.

      Fidelity Growth & Income Portfolio - The fund seeks long term capital growth, current income, and growth of income consistent with reasonable investment risk. It invests in common stocks, securities convertible into common stocks, preferred stocks and fixed income securities. All funds were transferred from the CIGNA Stock Market Index Account to the Fidelity Growth & Income Portfolio unless otherwise directed by the participant.

      Fidelity Magellan Fund - The fund seeks long-term capital appreciation by investing in stocks of both well-known and lesser-known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign and domestic companies.

      Fidelity Contrafund - The fund seeks long-term capital appreciation by investing in the securities of companies believed to be out of favor or undervalued. The fund invests in common stocks and securities convertible into common stock, but it may purchase other securities that may produce capital appreciation. The fund may also invest in investment-grade debt securities for defensive purposes.

                                            THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                          Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                              DECEMBER 31, 1993

                                                     Historical
Description                                             Cost         Market
- - --------------------------------------------         -----------   -----------

Guaranteed Long-Term Account                         $18,237,518   $18,881,806
Stock Market Index Account                             6,129,310     6,512,715
Balanced Account                                       3,106,629     3,218,843
Guaranteed Government Securities Account                 729,063       776,163
CoreStates Financial Corp. Common Stock                  247,589       629,299
General Motors $1-2/3 Par Value Common Stock           7,431,934    10,399,416
                                                     -----------   -----------
Total                                                $35,882,043   $40,418,242
                                                     -----------   -----------





                                                Item 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                                    FOR THE YEAR ENDED DECEMBER 31, 1993

                             Total       Total
                             Dollar      Dollar                   Market
                             Value       Value     Historical    Value at
                              of          of          Cost        Date of   Net Gain
Description                Purchases     Sales      of Asset   Transaction  or (Loss)
- - ------------------------   ----------  ----------  ----------  -----------  ----------

                                                       SERIES REPORTABLE TRANSACTIONS

Guaranteed Long-Term
  Account (CIGNA)          $3,819,883          $-  $3,819,883   $3,819,883         $-
Guaranteed Long-Term
  Account (CIGNA)                   -   3,228,358   3,228,358            -          -
Stock Market Index
  Account (CIGNA)           2,851,201           -   2,851,201    2,851,201          -
Balanced Account (CIGNA)    2,631,077           -   2,631,077    2,631,077          -
General Motors $1-2/3
  Par Value Common Stock    3,564,715           -   3,564,715    3,564,715          -
General Motors $1-2/3
  Par Value Common Stock            -   3,184,140   2,271,174            -    912,966



                                                       SINGLE REPORTABLE TRANSACTIONS

Guaranteed Long-Term
  Account (CIGNA)                  $-  $2,050,846  $2,050,846           $-         $-
Stock Market Index
  Account (CIGNA)           1,839,388           -   1,839,388    1,839,388          -
Balanced Account (CIGNA)    1,729,762           -   1,729,762    1,729,762          -




                                        - 14 -